UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes      ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date November 26, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Stock Code: 600115	Stock Name: CHINA EAST AIR	Serial No.: Lin 2007-031

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTICE OF
THE FIRST EXTRAORDINARY GENERAL MEETING OF 2008

The Company and all members of the Board of Directors of the Company guarantee the truthfulness, accuracy and completeness of the information contained in this announcement and are responsible for any misrepresentation, misleading statements or material omission in this announcement.

At the Sixth General Meeting of the Fifth Board of Directors of China Eastern Airlines Corporation Limited (the “Company”), it is resolved that the First Extraordinary General Meeting of 2008 of the Company be convened. Below sets out the material information of the meeting:

I. Basic information of the meeting
1.	Convener of the meeting: the Board of the Company
2.	Time of the meeting: 1:30 p.m. on Tuesday, 8 January 2008, expected to last for 1/2 day.
3.	Venue of the meeting: Meeting Centre, Shanghai Homeyo Hotel (上海緖友猭曘), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (situated at the South-Eastern side of Hongqiao International Airport).
4.	Manner for holding the Meeting: on-the-spot voting by shareholders in attendance and shareholders’ representatives.

II. Business to be considered at the meeting:

Special Resolutions

1.
THAT, conditional upon (i) the approval of this resolution by the holders of A Shares at A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting and (ii) the approval being obtained for the China Eastern Air Holding Company (“CEA Holding”) subscription (please refer to resolution no. 4 for details), the terms and conditions of the Subscription Agreement entered into between the Company, Singapore Airlines Limited and Temasek (“Temasek” refers to Lentor Investments Pte. Ltd., an indirect, wholly-owned subsidiary of Temasek Holdings (Private) Limited) be considered and confirmed, and THAT the Company, at the price of HK$3.80 per share, issues 1,235,005,263 and 649,426,737 new H shares (with a par value of RMB1.00 each) to Singapore Airlines Limited and Temasek, respectively, on the basis of the closing price of the H shares of the Company on the trading day before the signing of the heads of agreement (that is, the closing price of HK$3.73 per share on 21 May 2007) be considered and confirmed; and the Company enters into a relevant subscription agreement with Singapore Airlines Limited and Temasek, pursuant to which the shares they subscribe for shall not be transferred for a period of three years commencing from the date of completion of the share issue (provided that any transfer by Temasek to its wholly-owned subsidiary or Singapore Airlines Limited will not be subject to this restriction, and that if the Company or CEA Holding is in material breach of any major obligations under the subscription agreement and the shareholders agreement, the three-year transfer restrictions will cease to apply to Singapore Airlines Limited and Temasek as well as CEA Holding), and THAT this resolution, once passed, will be effective for twelve months commencing from the date on which it is approved by the general meeting of the Company.

THAT a request be put to the general meeting of the Company for granting an authorization to the Board for matters relating to the issue of new H shares with full power, and such authorization thereof be effective for a period of twelve months commencing from the date on which a resolution is passed at a general meeting and class meeting on the issue of new H shares; and THAT once the relevant authorization is granted, the Board authorizes the senior management of the Company to decide on all matters relating to such issue, including but not limited to signing any relevant agreements and documents, making adjustments to the plan on issue of new H shares in the event of any change in the policies of the regulatory authorities towards the issue, or any change of market conditions, deciding on the use of the funds raised, and going through procedures for submitting reports to and seeking approval from the government, publishing announcements, and handling business registration.

The above resolution on issue of new H shares by the Company is subject to approval from the China Securities Regulatory Commission having been obtained.

2.
THAT, conditional upon (i) the approval of this resolution by the holders of A Shares at A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting and (ii) the approval being obtained for the CEA Holding subscription (please refer to resolution no. 4 for details), the terms and conditions of the Subscription Agreement entered into between the Company and CEA Holding be considered and confirmed, and THAT the Company, at the price of HK$3.80 per share, issues 1,100,418,000 new H shares (with a par value of RMB1.00 each) to CEA Holding on the basis of the closing price of the H shares of the Company on the trading day before the signing of the heads of agreement (that is the closing price of HK$3.73 per share on 21 May 2007) be considered and confirmed; and the Company enters into a relevant subscription agreement with CEA Holding be considered and confirmed, and THAT this resolution, once passed, will be effective for twelve months commencing from the date on which it is approved by the general meeting of the Company.

THAT a request be put to the general meeting of the Company for granting an authorization to the Board for matters relating to the issue of new H shares with full power, and such authorization thereof be effective for a period of twelve months commencing from the date on which a resolution is passed at a general meeting and class meeting on the issue of new H shares; and THAT once the relevant authorization is granted, the Board authorizes the senior management of the Company to decide on all matters relating to such issue, including but not limited to signing any relevant agreements and documents, making adjustments to the plan on issue of new H shares in the event of any change in the policies of the regulatory authorities towards the issue, or any change of market conditions, deciding on the use of the funds raised, and going through procedures for submitting reports to and seeking approval from the government, publishing announcements, and handling business registration.

The above resolution on issue of new H shares by the Company is subject to approval from the China Securities Regulatory Commission having been obtained.

3.
THAT the resolution to amend the relevant provisions of the Articles of Association of the Company in respect of the placing of new H Shares and in compliance with the relevant amended laws and regulations be approved. (Please refer to the Proposal on Amendments to Articles of Association as published on Shanghai Securities News and on the Shanghai Stock Exchange website (http://www.sse.com.cn) on 9 November 2007. Should the amendments to the Articles of Association be approved by the shareholders’ meeting, the placing of new H Shares to Singapore Airlines Limited, Temasek and CEA Holding shall still be subject to the same being approved by the general meeting and class meetings by way of poll, the approval being granted by the China Securities Regulatory Commission and the completion of settlement according to the relevant subscription agreement.

Ordinary Resolutions

4.
THAT, for the purposes of Chapter 14A of the Listing Rules concerning connected transactions and conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting, the terms and conditions of the CEA Holding Subscription Agreement and the transaction contemplated thereunder (which transaction is the same as that referred to in Resolution No. 2 above) be approved.

5.
THAT, the nomination of Mr. Chew Choon Seng and Mr. Stephen Lee Ching Yen by Singapore Airlines Limited as the non-executive directors of the fifth Board be approved. (Profiles of the above proposed directors are published on the Shanghai Securities News and on the Shanghai Stock Exchange website (http://www.sse.com.cn) on 9 November 2007); Should the above candidates for directors be elected and approved by the shareholders’ meeting, their appointments shall still be subject to the placing of new H Shares to Singapore Airlines Limited, Temasek and CEA Holding being approved by the general meeting and class meetings by way of poll, the approval being granted by the China Securities Regulatory Commission and the completion of settlement according to the relevant subscription agreement.

6.
THAT, the proposal for purchasing liability insurance for Directors and senior officers of the Company be approved. (Details of the above resolutions can be referred to on the Notice of the Resolutions Passed at the Board Meeting published on Shanghai Securities News and on the Shanghai Stock Exchange website (http://www.sse.com.cn) on 29 October 2007.)

CEA Holding and its associates shall abstain from voting in respect of Resolution No. 1, 2 and 4.

III. Those eligible to attend the meeting
1 、
All Shareholders registered in the register of members of the Company as maintained by China Securities Registration and Clearing Corporation Limited, Shanghai Branch after the close of trading of the Shanghai Stock Exchange on 7 December 2007 (Friday) are entitled to attend the meeting after completing the registration procedures. (Separate notice will be issued to overseas shareholders)

2 、
Eligible shareholders who are unable to attend the meeting are entitled to appoint representatives to attend on his behalf. The proxy needs not be a member of the Company. The instrument of proxy is attached herewith as Appendix II “Proxy Form for the Extraordinary General Meeting”.

IV. Registration

1.
Register by facsimile: Shareholders who intend to attend the First A Shareholders Class Meeting of 2008 of the Company shall sent back the reply slip for the meeting and related documents by fax to the Company during 9a.m. to 4p.m. on 18 December 2007. Please see Attachment I : “Reply Slip for the Meeting” for the reply slip. Fax no.: 021-6268 6116

2.
Register by mail: Shareholders who intend to attend the First A Shareholders Class Meeting of 2008 of the Company shall sent back the reply slip for the meeting and related documents by mail to the Company during the period from 12 December to 18 December 2007. Time of delivery is determined by reference to mail chop. Please see Attachment I : “Reply Slip for the Meeting” for the reply slip. Mail address : The Secretariat of the Board of China Eastern Airlines Corporation Limited, 2550 Hongqiao Road, Shanghai, the People’s Republic of China. Postal code: 200335 (Shareholders are reminded to provide their detailed addresses for the Company to send written replies.)

3.
Upon receipt of the abovementioned documents, the Company will proceed to complete the registration procedure for the meeting and send out voting slips to the shareholders by fax or by mail. The Company invite all of its shareholders to express their opinions on the businesses to be considered on the meeting.

V. Other information

1.
Contact address: The Secretariat of the Board of China Eastern Airlines Corporation Limited, 2550 Hongqiao Road (Dong Hong Ji Guan Building No. 1, Hong Gang Three Road, Hong Qiao Airport), Shanghai, the People’s Republic of China

2.	Contact phone no.: 021-6268 6268-30923/30925
3.	Contact fax no.: 021-62686116
4.
Expenses incurred: The shareholders attending the meeting will not receive any gifts or securities of value. Shareholders and proxies appointed shall be responsible for their own traveling and accommodation expenses.

CHINA EASTERN AIRLINES CORPORATION LIMITED
23 November 2007

Attachment I : Reply Slip for the Meeting

CHINA EASTERN AIRLINES CORPORATION LIMITED

REPLY SLIP
FOR THE FIRST EXTRAORDINARY GENERAL MEETING OF 2008

To: China Eastern Airlines Corporation Limited (the “Company”)

I intend to attend in person / by proxy (name:________________) the First Extraordinary Meeting of 2008 of the Company to be held at Meeting Centre, Shanghai Homeyo Hotel, 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 1:30p.m. on Tuesday, 8 January 2008.

Name
Identity No.
Correspondence Address
Contact Phone No.
Shareholder Account No.
Number of Shares Held

Date : ________________________200__         Signature: __________________________

Note:

1.	Please complete in BLOCK letters.
2.
For personal shareholders, please attach a copy for each of the identity card and share account. For corporate shareholders, please attaché a copy for each of the business license, share account and the identity card(s) of the representative(s) of the shareholders appointed to attend the meeting.

3.	For shareholders who attend by proxies, please complete the Letter For The Appointment of Proxy (see Attachment II).

Attachment II: Letter For The Appointment of Proxies

CHINA EASTERN AIRLINES CORPORATION LIMITED

LETTER FOR THE APPOINTMENT OF PROXY
FOR THE FIRST EXTRAORDINARY GENERAL MEETING OF 2008

I/We hereby appoint (the chairman of the meeting) or Mr (Ms)________________ to represent me to attend the First Extraordinary Meeting of 2008 of China Eastern Airlines Corporation Limited, and vote on behalf of me/us according to the following instructions upon the proposed resolutions as shown below:

		Agree	Disagree
Special Resolutions
1	That, the placing of new shares to Singapore Airlines Limited and Temasek be approved.
2	That, the placing of new shares to China Eastern Air Holding Company be approved.
3	That, the Proposal for the Amendments of the Articles of Association be approved.
Ordinary Resolutions
4
That, for the purposes of Chapter 14A of the Listing Rules concerning connected transactions and conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting, the terms and conditions of the CEA Holding Subscription Agreement and the transaction contemplated thereunder (which transaction is the same as that referred to in Resolution No. 2 above) be approved.

5	That, the nomination of Mr. Chew Choon Seng and Mr. Stephen Lee Ching Yen by Singapore Airlines Limited as the non-executive directors of the fifth Board be approved.
6	That, the proposal for purchasing liability insurance for Directors and senior officers of the Company be approved.

If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a cross (“X”) in the box marked “Disagree”. In the absence of any instruction, the proxy may vote at his/her discretion.

Share account of the appointor:

Shareholdings of the appointor :_________________shares .

Number of shares in words:________________________________________________

Identity card number (or business license number)of the appointor:

Contact method of the appointer:

Identity card number of the appointee:

Contact method of the appointee:

Signature (or seal) of appointor:________________ Signature of the appointee:_______________

Date of appointment: ________________200__

Date of acceptance of appointment: ________________200__